Commonwealth of Kentucky
Trey Grayson
Secretary of State



0173522

Certificate of Dissolution

KENTUCKY CENTRAL LIFE INSURANCE COMPANY
300 WEST VINE ST
SUITE 1400
LEXINGTON, KY 40507

I, Trey Grayson, Secretary of State of the Commonwealth of Kentucky, do hereby certify that according to the records in the office of the Secretary of State,

KENTUCKY CENTRAL LIFE INSURANCE COMPANY

did not file its 2007 annual report within sixty days after it was due. Accordingly, the Secretary of State administratively dissolved the corporation on November 1,2007



IN WITNESS THEREOF, I have hereunto set my hand and affixed my official seal this 1st day of November, 2007

Trey Grayson
Secretary of State